August 28, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intelsat, Ltd.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 19, 2009

Form 10-Q for the quarterly period ended March 31, 2009
Filed May 13, 2009
File No. 000-50262

Dear Mr. Spirgel:

As requested by Kyle Moffatt in a telephone conversation with Michael McDonnell of Intelsat, Ltd. (the “Company”) on August 27, 2009, and in further response to comment #4 of the Staff’s letter dated July 21, 2009, the Company agrees that in the event of a future acquisition, the Company will consider use of a valuation methodology based upon an aggregation of cash flows, such as the combined Greenfield method, in determining the fair value of its right to operate at orbital locations.

The Company continues to believe that its methodology for valuing its network of orbital locations in connection with purchase accounting at the time of New Sponsors Acquisition in February 2008 and in subsequent impairment testing as of October 2008 and March 2009 is reasonable. However, we recognize as a result of our discussions with the Staff that the Staff believes that a combined Greenfield approach would be a preferable methodology for valuation of this asset.

As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

*   *   *

Should you have any questions about the responses in this letter, kindly contact the undersigned at +1-202-944-6869 or Sajid Ajmeri, Assistant General Counsel at the Company, at +1-202-944-7601.

Very truly yours,

/s/ Michael McDonnell

Michael McDonnell

Executive Vice President

and Chief Financial Officer

cc:	SEC
Michael Henderson, Staff Accountant

Intelsat
Phillip Spector
Anita Beier
Sajid Ajmeri

KPMG
Tracy Kenny
Terry Iannaconni

Milbank
Arnold B. Peinado, III